July 19, 2018

Thomas Tekiele
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, Michigan 48326

       Re: Unique Fabricating, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Fiscal Quarter Ended April 1, 2018
           Form 8-K furnished May 10, 2018
           File No. 001-37480

Dear Mr. Tekiele:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Cover Page

1. We note from the cover page of your Form 10-K that you have checked the box that indicates you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 13(a) of
      the Exchange Act. However, we note your disclosure on page 19 in the Risk Factors section, that you have elected to delay adoption of new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.
      Please revise to make these disclosures consistent.
 Thomas Tekiele
FirstName LastNameThomas Tekiele
Unique Fabricating, Inc.
Comapany NameUnique Fabricating, Inc.
July 19, 2018
July 19, 2018 Page 2
Page 2
FirstName LastName
Exhibit 31.1 and 31.2 Section 302 Certifications, page 1

2. We note that paragraph 4 of Exhibits 31.1 and 31.2 is missing the introductory language referring to internal control over financial reporting as set forth in
Item 601(B)(31) of
         Regulation S-K. Please refile a Form 10-K/A containing full Item 9A disclosure as well as your financial statements. Your section 302 Certifications included in your Form 10-Q for the quarter ended April 1, 2018 should be similarly revised. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 41

3. We note that your table of contractual obligations appears to exclude the related interest expense on your interest-bearing debt, which appears to be significant based on your disclosure of interest expense on page 49. Please revise this table to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.
Financial Statements
Notes to Consolidated Financial Statements
General, page 53

4. We note from your disclosure on page 1 that you are engaged in the engineering and manufacture of multi-material foam, rubber, and plastic components utilized in noise, vibration and harshness, acoustical management, water and air sealing, decorative and other functional applications. We further note that you sell to several markets including automotive, heavy duty trucks, appliance, water heater and HVAC markets. Please consider revising the notes to your financial statements to disclose revenues for each product or service or each group of similar products or services as required by ASC 280-
         10-50-40.
Note 1 - Nature of Business and Significant Accounting Policies
Accounts Receivable, page 53

5. We note from page 53 that you have an allowance for doubtful accounts on accounts receivable on an accounts receivable balance that is significant to your balance sheet as of
         December 31, 2017. In this regard, please revise to include Schedule II pursuant to Items
         8 and 15 of Form 10-K and Article 12-09 of Regulation S-X.
Form 10-Q for the Fiscal Quarter Ended April 1, 2018

Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 1 -- Nature of Business and Significant Accounting Policies
Nature of Business, page 5
 Thomas Tekiele
Unique Fabricating, Inc.
July 19, 2018
Page 3
6. We note from the first paragraph that you have one operating and reporting segment.
         Please explain to us, in detail, how your current segment approach is consistent with the overall objectives of ASC 280-10-10-1. In this regard, we note from your first quarter
         2018 earnings call that the industrial sector now accounts for 10.6% of total revenues. Please explain to us how you have identified your operating segments in accordance with ASC 280-10-50-1. As part of your response, please tell us the title and the role of the CODM and each of the individuals who report to the CODM. Describe the information regularly provided to the CODM and how frequently it is reported. Also, tell us who is held accountable for the industrial sector and the title and role of the person this individual reports to in this organization. We may have further comments upon review of your response.
Form 8-K furnished May 10, 2018

Exhibit 99.1 Press Release of the Company dated May 10, 2018, page 2

7. We note that your earnings release includes 2018 Outlook amounts for Adjusted diluted earnings per share and Adjusted EBITDA. Please revise to include a reconciliation of these amounts to the most comparable GAAP measure, or alternatively disclose that you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B). See Question
         102.10 of the SEC Staff's Compliance and Disclosure Interpretations last updated April 4,
         2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

FirstName LastNameThomas Tekiele
Comapany NameUnique Fabricating, Inc.
                                                                Division of
Corporation Finance
July 19, 2018 Page 3                                            Office of
Transportation and Leisure
FirstName LastName